Exhibit 3.1

Amendment to Amended and Restated Bylaws

Section 3.4 of the Amended and Restated Bylaws is amended and restated as follows:

Section 3.4.  Meetings.  The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.  The first meeting of each newly elected Board of Directors shall be held immediately after and at the same place as the meeting of the stockholders at which it is elected and no notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum shall be present.  Regular meetings of the Board of Directors may be held without call or notice at such time and place as shall from time to time be determined by the Board of Directors.  Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the entire Board of Directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either  (a) by mail addressed to him at his usual or last known business or residence address not less than forty-eight (48) hours before the date of the meeting, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances, or (b) in person or by telephone, facsimile, telegram or e-mail on twenty-four (24) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.